File No. 70-10177


                        UNITED STATES OF AMERICA
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



Application of Northeast Utilities,  )  CERTIFICATE PURSUANT TO RULE 24
NU Enterprises, Inc.,                )  UNDER THE PUBLIC UTILITY HOLDING
Select Energy, Inc.                  )  COMPANY ACT OF 1935
on Form U-1                          )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

     For the quarter ended June 30, 2004, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

     As of June 30, 2004, NU's aggregate investment in EWGs was approximately $448.2 million, or 53.6% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $836.0 million.

2) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU's common equity, all as of the end of the quarter.

     --------------------------------------------------------------------------
                                                       As of June 30, 2004
     --------------------------------------------------------------------------
                                                 (Thousands of Dollars)    %
                                                                          ---

     NU's Aggregate investment in EWG's                $   448,174          -
     a) Total consolidated capitalization                6,684,850         6.7%
     b) Net utility plant                                5,641,750         7.9
     c) Total consolidated assets                       11,513,789         3.9
     d) Aggregate market value of NU's common equity     2,323,458        19.3

3) Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

     NU Consolidated
     --------------------------------------------------------------------------
                                                       As of June 30, 2004
     --------------------------------------------------------------------------
                                                 (Thousands of Dollars)    %
                                                                          ---
     Common shareholders' equity                       $2,323,458         34.8%
     Preferred stock                                      116,200          1.7
     Long-term and short-term debt                      2,605,848         39.0
     Rate reduction bonds                               1,639,344         24.5
                                                       ----------        -----
                                                       $6,684,850        100.0%
                                                       ==========        =====

     Connecticut Light and Power Company (CL&P)
     --------------------------------------------------------------------------
                                                       As of June 30, 2004
     --------------------------------------------------------------------------
                                                 (Thousands of Dollars)    %
                                                                          ---
     Common shareholder's equity                       $  741,196         25.1%
     Preferred stock                                      116,200          3.9
     Long-term and short-term debt                      1,032,383         35.0
     Rate reduction bonds                               1,060,902         36.0
                                                       ----------        -----
                                                       $2,950,681        100.0%
                                                       ==========        =====


     Public Service Company of New Hampshire (PSNH)
     --------------------------------------------------------------------------
                                                       As of June 30, 2004
     --------------------------------------------------------------------------
                                                 (Thousands of Dollars)    %
                                                                          ---
     Common shareholder's equity                       $  385,795         29.5%
     Long-term and short-term debt                        469,385         36.0
     Rate reduction bonds                                 450,814         34.5
                                                       ----------        -----
                                                       $1,305,994        100.0%
                                                       ==========        =====

     Western Massachusetts Electric Company (WMECO)
     --------------------------------------------------------------------------
                                                       As of June 30, 2004
     --------------------------------------------------------------------------
                                                 (Thousands of Dollars)    %
                                                                          ---
     Common shareholder's equity                       $  162,336        34.4%
     Long-term and short-term debt                        181,754        38.5
     Rate reduction bonds                                 127,628        27.1
                                                       ----------       -----
                                                       $  471,718       100.0%
                                                       ==========       =====

4) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

     Retained earnings statement as of June 30, 2004:

     --------------------------------------------------------------------------
                                                                   NU
                                                  NGC          Consolidated
     --------------------------------------------------------------------------
                                                   (Thousands of Dollars)

     Beginning balance as of April 1, 2004      $34,618          $857,197
     Additions:
       Net income                                11,787            22,883
     Deductions:
       Dividends declared-common shares           7,000            39,998
                                                -------          --------
     Ending balance as of June 30, 2004         $39,405          $840,082
                                                =======          ========
     --------------------------------------------------------------------------

5) A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter.

     --------------------------------------------------------------------------
     Twelve Months Ended June 30, 2004                       NGC
     --------------------------------------------------------------------------
                                                    (Thousands of Dollars)

     Revenues                                              $148,736
     Net Income                                            $ 39,443
     --------------------------------------------------------------------------




                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


    /s/ John P. Stack
        ------------------------------------------
        John P. Stack
        Vice President - Accounting and Controller
        Northeast Utilities
        P.O. Box 270
        Hartford, CT 06141-0270
        August 25, 2004